FORAFRIC GLOBAL PLC

(Incorporated under the Companies Act of Gibraltar and registered in Gibraltar under No. 122390)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN in observance of the statutory notice period that, the annual general meeting (the "**AGM**") of Forafric Global PLC (the "Company") will be convened at 10:00 a.m. (CET) on 30 December 2024, at Madison Building, Midtown, Queensway, Gibraltar, for the holders of ordinary shares of $0.001 each in the capital of the Company in issue from time to time, for the following purposes:

(1) That the appointment of UHY LLP as auditors of the Company be and hereby is approved; and

(2) to transact any other business of the Company.

Notes to shareholders entitled to vote

All votes cast will be by poll, allowing each of the Company shareholders one vote for each of the shares they hold in the Company pursuant to article 123 of the Company's articles of association.

A shareholder entitled to attend and vote at the AGM may also appoint a proxy to attend and vote on a show of hands or on a poll in his/her place. A proxy need not be a shareholder. A proxy may demand or join in demanding a poll and has the right to speak at the meeting.

A Form of Proxy can be submitted as follows:

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode included in the Form of Proxy. Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 5:30 p.m. CET on December 27, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS. If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903. Use any touch-tone telephone to transmit your voting instructions. Vote by 5:30 p.m. CET on December 27, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

/s/ Saad Bendidi
Name: Saad Bendidi
For and on behalf of Forafric Global Plc
Director

Registered Office Address: Madison Building, Midtown, Queensway, Gibraltar GX11 1AA

Dated: 3 December 2024